Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands except ratio)

(Unaudited)

Six Months Ended June 30, 2002
As Restated
Earnings:
Loss before income taxes, net of minority interest in income of subsidiaries	$66,776
Adjustments:
Net interest expense (1)	66,238
Amortization of capitalized interest	4,815
Portion of rental expense representative of interest	1,765
Undistributed income of affiliate	18,724
Minority interest in income of subsidiaries	29,834

$188,152

Fixed Charges:
Net interest expense (1)	$66,238
Capitalized interest	2,294
Portion of rental expense representative of interest	1,765

$70,297

Ratio of earnings to fixed charges	2.7

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.